BLUE LION CAPITAL

October 17, 2018

HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, WA 98101

Attention:	Mr. Mark Mason Chairman, CEO & President

Dear Mark,

It has now been almost eleven months since we wrote our first letter to you and the other members of the Board of Directors (“Board”) of HomeStreet, Inc. (“HMST” or the “Company”). While much has transpired during that time, unfortunately there has been little progress made in addressing the many problems that plague the Company. We believe the market is in agreement about the lack of progress given that, as of this writing, HMST remains the 4th cheapest publicly-traded bank when measured by price/tangible book value (“P/TBV”). HMST continues to trade at less than half the P/TBV valuation of its peers. Adding insult to injury, another Washington-based bank, Coastal Financial Corp. (“CCB”), completed its IPO in July 2018. CCB trades at 2.27x on a P/TBV basis (or more than 2x HMST) despite being only one-eighth of the size of HMST. When we asked two new members of the Board to help explain the valuation disparity between HMST and CCB, we were met with nothing but silence.

In July of this year, HMST announced that Donald Voss had been elected to serve as its new lead independent director. In early August, eager to constructively engage with Mr. Voss, we sent an email to the Board requesting a meeting (in person or telephonically) to gain a better understanding of his background, his views on banking and his perspectives on ways that HMST could be improved. After three weeks of not hearing back regarding our simple request, we received an emailed letter from Mr. Voss declining our request. In lieu of a meeting, call or other substantive discussion, Mr. Voss simply attached his biography from HMST’s 2018 proxy.

We find this refusal to engage with shareholders unacceptable. Blue Lion Capital (“Blue Lion” or “BLC”) and the funds it manages own approximately 6.1% of HMST’s shares, more than six times the amount of stock owned by all of the independent members of the Board combined. The unwillingness to engage with BLC demonstrated by the refusal of our request for a meeting as well as the three other requests for meetings at brokerage conferences over the past nine months that were denied is not consistent with best practices in corporate governance or a desire to address the issues the Company faces.

8115 Preston Road, Suite 550 – Dallas, TX 75225 Tel (214) 855-2430 Fax (214) 855-2431

October 17, 2018

We are furthermore disappointed that in spite of the fact that shareholders cast 47% of their votes “AGAINST” the election of one of HMST’s directors at this year’s annual meeting, the Board has nonetheless decided to further disenfranchise shareholders by tightening special meeting requirements and shareholder communication policies rather than listen to shareholders. It appears to us that rather than constructively listening to shareholders, the Company has attempted to deny the facts, discredit the messenger and construct barriers to communications.

After years of poor performance and decision making, the actions of this management team and Board left us no choice but to engage in this formal process 11 months ago. During that time, we have made numerous recommendations in an attempt to help improve the situation at HMST. Despite criticizing Blue Lion’s recommendations as reckless and irresponsible, HMST has haphazardly adopted portions of these recommendations in a piecemeal fashion. Since April of this year, HMST has announced one cost reduction initiative in its commercial banking segment and two in its mortgage segment. Unfortunately, the announced $7 million cost reduction in the commercial bank is nowhere to be found in the results. One would have thought that with the cost reductions in place for 11 of the 13 weeks of the 2nd quarter, expenses would have declined by $1.5 million. Instead, expenses increased $1 million sequentially. When we asked you about the $2.5 million swing in expenses, you stated HMST needed to re-invest in the business. Further, on the 2Q 2018 earnings call, you guided expenses to increase another $1 million in 3Q 2018 and then to increase $1 million again in 4Q 2018. In short, there is no cost cutting – rather, costs just continue to increase.

The cost cutting, or lack thereof, in the mortgage segment is equally perplexing to us. HMST’s mortgage segment has lost money in five of the past six quarters. We expect the mortgage segment will again have lost money when HMST reports its 3Q 2018 results next week. In our opinion, this performance is easily worst-in-class when compared to other publicly-traded banks with mortgage operations. Despite the losses, HMST has announced cost reductions that it hopes will get the segment to at least break even on the assumption that conditions in the mortgage market would not deteriorate further. Unfortunately, with the Federal Reserve’s latest interest rate hike and commitment to do several more increases, we are seeing further deterioration in housing and the mortgage markets. Rather than heeding our advice and that from other shareholders, HMST continues to tweak the mortgage segment’s operating model rather than make the wholesale changes that are necessary for the business to succeed. As we have stated many times, we believe the problems that HMST has in its mortgage segment were all self- inflicted and we are seriously concerned that the Company is not on the proper course to fix these problems.

Through the first half of 2018, HMST has a consolidated efficiency ratio of 92% and a commercial bank efficiency ratio of 71%. These ratios are 2,000 to 4,000 bps higher than peers and are some of the highest of all publicly-traded banks, regardless of size. Given the runaway expenses mentioned above, your guidance for improvement in the efficiency ratio of the commercial bank in the second half of 2018 is principally through gains-on-sale from commercial real estate loans. Based on our conversations, not a single research analyst that covers HMST believes the market will afford the Company a higher multiple for improved earnings generated in this fashion. Again, despite hearing from shareholders and analysts, HMST continues to pursue a strategy that will not change the current trajectory of the bank.

October 17, 2018

Given the above issues and our desire to engage in a constructive dialogue that can benefit all shareholders, we again are requesting a meeting with the full Board after HMST reports 3Q 2018 earnings next week. We look forward to your response and we truly hope this next meeting will be more productive than the last.

We request that you provide a copy of this letter to each member of the Board as soon as practical.

Sincerely,

Charles W. Griege, Jr.

Managing Partner

Blue Lion Capital

Cc:  Board of Director

Corporate Secretary